SI

25002442

ANNUAL REPORTS
FORM X-17A-5
PA

OMB APPROVAL
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SEC FILE NUMBER
8-53382

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BLUEFIN CAPITAL MANAGEMENT, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
FEB 28 2025
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

41 W Madison Avenue, 36th Floor
(No. and Street)

New York	New York	10010
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Kole	312-577-5602	mkole@bfcm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 West Jackson Blvd, Suite 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

March 24, 2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Kole, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bluefin Capital Management, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NICOLAS JOHN STOLLER
OFFICIAL SEAL
NOTARY PUBLIC STATE OF ILLINOIS
Notary Public - State of Illinois
Commission No. 995414
My Commission Expires August 16, 2028

Signature: [signature]

Title:
Chief Financial Officer

[signature] 2-26-25
Notary Public

SEC Mail Processing
FEB 28 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Bluefin Capital Management, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bluefin Capital Management, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bluefin Capital Management, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bluefin Capital Management, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bluefin Capital Management, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as Bluefin Capital Management, LLC's auditor since 2008.
Chicago, Illinois
February 25, 2025

BLUEFIN CAPITAL MANAGEMENT, LLC

Statement of Financial Condition

December 31, 2024

Assets	
Cash	$ 3,436,905
Receivable from broker-dealers	614,684,426
Securities owned, at fair value	499,736,335
Membership in exchanges, at fair value	38,200
Receivable from affiliate	25,000
Equipment, furniture & leasehold improvements (net of accumulated depreciation of $1,651,813)	336,450
Other assets	1,234,782
	$ 1,119,492,098
Liabilities and Member's Equity	
Liabilities	
Payable to broker-dealers	$ 70,030,144
Securities sold, not yet purchased, at fair value	921,148,800
Loan payable to parent	8,025,000
Accounts payable and accrued expenses	4,432,272
Payable to affiliates	278,330
	1,003,914,546
Member's equity	115,577,552
	$ 1,119,492,098

See accompanying notes.

1. Organization and Business

Bluefin Capital Management, LLC (the "Company"), a New York limited liability company, was formed in May 2001 and is a wholly-owned subsidiary of Bluefin Holdings II, L.P. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of NYSE Arca, NASDAQ OMX, CBOE BZX, CBOE BYX, Investors' Exchange LLC, Chicago Mercantile Exchange ("CME") and FINRA. The Company engages primarily in the proprietary trading of exchange-traded funds, equity securities, fixed income securities, equity and index options, and futures contracts. Effective January 1, 2020 the Company changed its name from Bluefin Trading LLC to Bluefin Capital Management, LLC.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on a trade date basis, and, accordingly, gains and losses are recorded on open futures and swap contracts. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

The fair value of swap contracts and open trade equity in futures is included in receivable from and payable to broker-dealers and measured at the closing exchange price.

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the member.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 1 Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2024.

2. Summary of Significant Accounting Policies, continued

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year.

Depreciation and Amortization
Equipment, furniture & leasehold improvements are being depreciated over the estimated useful lives of the assets using the straight-line method.

3. Agreements and Related Party Transactions

The Company has a Joint Back Office ("JBO") clearing agreement with Bank of America Securities Inc. ("BofAS") and ABN AMRO Clearing Chicago LLC ("ABN"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $50,000 in the preferred shares of BofAS and $10,000 in preferred interest of ABN. The Company's investment in BofAS and ABN is reflected in other assets in the statement of financial condition. Under the rules of the NASDAQ OMX, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with ML-PRO, exclusive of its preferred stock investment, and interest.

At December 31, 2023, the Company had receivables from affiliates totaling approximately $25,000 and payable to affiliates totaling approximately $278,000. These represent amounts paid for shared expenses and funds loaned for working capital by the Company on behalf of the affiliates. During the year ended December 31, 2024, the Company received payments totaling approximately $11,029,000 from Bluefin Holdings LP, Bluefin Europe LLP, Bluefin Access Capital LLC and CCM Securities LLC. The Company made payments to Bluefin Holdings LP, Bluefin Europe LLP, Bluefin Access Capital LLC and Bluefin HK Limited totaling approximately $2,980,000, for the year ended December 31, 2024.

The Company has an agreement with Bluefin HK Ltd., an affiliated entity, whereby it paid Bluefin HK Ltd. a fee for trading certain of the Company's assets.

The Company has a revolving loan agreement with the Parent up to a maximum of $80,000,000 that terminates on January 31, 2030. Interest is paid on the outstanding principal loan balance at a rate equal to the federal funds rate plus one percent. At December 31, 2024, the Company had an outstanding balance on this credit line totaling $8,025,000. The Company made loan repayments to and received payments from the Parent totaling $78,490,000 and $86,515,000, respectively, for the year ended December 31, 2024.

4. Exchange Memberships

At December 31, 2024, the Company owned memberships at the CME and COMEX. The Company's operating agreement requires exchange memberships to be valued at the last publicly-reported sales price if such sales price is between the last publicly-reported bid and offer. Otherwise the value will be whichever of the last publicly-reported bid or offer is closer to the last publicly-reported sale. Therefore, as of December 31, 2024 the value of the Company's exchange memberships are shown at fair value in the statement of financial condition.

U.S. GAAP requires that such memberships be recorded at cost, or, if a permanent impairment in value has occurred, at a value that reflects management's estimate of the fair value. The effect of this departure from generally accepted accounting principles is an understatement of member's equity by $(213,039) as of December 31, 2024. For the year ended December 31, 2024, the effect of this departure from U.S. GAAP is immaterial.

5. Concentration of Credit Risk

At December 31, 2024, a significant credit concentration consisted of approximately $83 million, representing the fair value of the Company's trading accounts carried by one of its clearing brokers, BofAS. Management does not consider any credit risk associated with this receivable to be significant. At December 31, 2024, the Company had a cash balance at one bank that exceeded federally insured limits by approximately $3.2 million. Management believes the Company is not exposed to any significant credit risk on cash.

6. Receivable from and Payable to Broker-Dealers

Receivable from and payable to broker-dealers includes cash balances held at the Company's brokers, unrealized gains and losses on open futures and swap contracts and the net amount receivable or payable for securities transactions pending settlement. The brokers provide execution, clearing and depository services for the Company's securities, swaps and futures trading activities.

7. Financial Instruments

ASC 815 "Derivatives and Hedging" requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the Statement of Operations, and as such do not qualify for ASC 815 hedge accounting treatment.